Exhibit 5.1

[JONES DAY LETTERHEAD]

April 8, 2010

Thomas Properties Group, Inc.

515 South Flower Street, Sixth Floor

Los Angeles, CA 90071

Re:	Up to a Maximum Aggregate Offering Amount of $30,000,000 of Common Stock, $0.01 Par Value Per Share, To Be Offered Pursuant to the Sales Agreement.

Ladies and Gentlemen:

We are acting as counsel for Thomas Properties Group, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale by the Company of up to $30,000,000 aggregate offering amount of common stock of the Company, par value $0.01 per share (the “Shares”), pursuant to the Sales Agreement, dated as of April 8, 2010 (the “Sales Agreement”), entered into by and among the Company, the Company’s operating partnership, Thomas Properties Group, L.P., and Cantor Fitzgerald & Co. (the “Sales Agent”). The Shares may be offered and sold from time to time pursuant to Rule 415 under the Securities Act of 1933 (the “Act”) in accordance with the terms of the Sales Agreement.

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of this opinion. Based on the foregoing, and subject to the further assumptions, qualifications and limitations set forth herein, we are of the opinion that the Shares, when issued and delivered pursuant to the terms of the Sales Agreement against payment of the consideration therefor as provided therein, will be validly issued, fully paid and nonassessable; provided that such consideration is at least equal to the stated par value of the Shares.

In rendering the opinion above, we have assumed that (i) the resolutions authorizing the Company to issue and deliver the Shares pursuant to the Sales Agreement will be in full force and effect at all times at which the Shares are issued and delivered by the Company, and the Company will take no action inconsistent with such resolutions and (ii) each issuance of Shares by the Company under the Sales Agreement will be approved by the Board of Directors of the Company or an authorized committee of the Board of Directors.

The opinion expressed herein is limited to the Delaware General Corporation Law, including applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such law, in each case as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.